Exhibit 99.1

Veeco Instruments Inc.	VECO	Q1 2017 Earnings Call	May 4, 2017
Company▲	Ticker▲	Event Type▲	Date▲

• PARTICIPANTS

Corporate Participants

Shanye Hudson — Vice President, Investor Relations, Veeco Instruments Inc.

John R. Peeler — Chairman & Chief Executive Officer, Veeco Instruments Inc.

Shubham Maheshwari — Executive Vice President & Chief Financial Officer, Veeco Instruments Inc.

Other Participants

Stephen Chin — Analyst, UBS Securities LLC

Edwin Mok — Analyst, Needham & Co. LLC

Krish Sankar — Analyst, Bank of America Merrill Lynch

Colin Rusch — Analyst, Oppenheimer & Co., Inc.

Vishal B. Shah — Analyst, Deutsche Bank Securities, Inc.

Patrick Ho — Analyst, Stifel, Nicolaus & Co., Inc.

Paul J. Chung — Analyst, JPMorgan Securities LLC

• MANAGEMENT DISCUSSION SECTION

Operator:  Good day, and welcome to the Veeco Instruments First Quarter 2017 Earnings Call. Today’s conference is being recorded. At this time, I would like to turn the conference over to Shanye Hudson, Investor Relations. Please go ahead.

Shanye Hudson, Vice President, Investor Relations, Veeco Instruments Inc.

Thank you, and good afternoon, everyone. Joining me on the call today are John Peeler, Veeco’s Chairman and CEO, and Sam Maheshwari, our CFO. Today’s earnings release is available on the Veeco website. Please note that we have prepared a slide presentation to accompany today’s webcast. We encourage you to follow along with the slides on veeco.com. This call is being recorded by Veeco Instruments and is copyrighted material. It cannot be rerecorded or rebroadcast without Veeco’s express permission.

Your participation implies consent to our taping. To the extent that this call discusses expectations about market conditions, market acceptance, and future sales of the company’s products, Veeco’s proposed acquisition of Ultratech, future disclosures, future earnings expectations, or otherwise makes statements about the future, such statements are forward-looking and are subject to a number of risks and uncertainties that could cause actual results to differ materially from the statements being made.

These factors are discussed in the Business Description and Management’s Discussion and Analysis section of the company’s report on Form 10-K and Annual Report to shareholders and in our subsequent quarterly reports on Form 10-Q, current reports on Form 8-K, and press releases. Veeco does not undertake any obligation to update any forward-looking statements, including those made on this call, to reflect future events or circumstances after the date of such statements. During this call, management may address non-GAAP financial measures. Information regarding such non-GAAP financial measures, including reconciliation to GAAP measures of performance, is available on our website.

With that, I’ll turn the call over to you, John, for opening remarks.

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John R. Peeler, Chairman & Chief Executive Officer, Veeco Instruments Inc.

Thanks, Shanye. Veeco kicked off 2017 by delivering solid top and bottom line results, consistent with our expectations. Revenue was $94 million, above the seasonal average and up 21% over last year, reflecting the ongoing improvement in LED industry conditions. Non-GAAP EPS was $0.09, flat with the prior quarter and slightly ahead of our guidance midpoint.

We recorded bookings of greater than $100 million for the third consecutive quarter. We’re continuing to build backlog and expect meaningful revenue growth in the second half of the year. Importantly, we announced the strategic acquisition of Ultratech during the first quarter, a combination that we believe increases our scale, diversifies our revenue, and dramatically expands our presence in the advanced packaging market. We remain very excited about this transaction, and I’ll share more about our progress with integration planning a bit later.

First, let me turn the call over to Sam to discuss our first quarter results.

Shubham Maheshwari, Executive Vice President & Chief Financial Officer, Veeco Instruments Inc.

Thanks, John, and good afternoon everyone. I’ll start by sharing a few booking highlights prior to providing a more detailed breakdown of Q1 revenue. Bookings remain healthy in the first quarter, coming in at $107 million. Bookings into Lighting, Display and Power Electronics declined sequentially following a strong fourth quarter. We received orders for multiple MOCVD systems from Chinese LED manufacturers. We continue to see positive momentum in the space and have a healthy sales funnel.

Orders for Advanced Packaging and MEMS increased in Q1, offsetting fewer RF capacity orders. We have continued to see incremental opportunities in advanced packaging supported by the versatility of our PSP products. For example, WaferStorm was selected by a leading North American IDM to develop a dry film resist application, making this the third IDM who has selected PSP for their advanced packaging development process.

Bookings for our Foundational Businesses were relatively stable quarter-over-quarter. Backlog increased further by $12 million, ending the quarter at $221 million. A disproportionate amount of our current backlog is expected to shift in the second half of this year, a much higher percentage than our typical backlog rollout.

Now, turning to details on revenue. First quarter sales were $94 million, consistent with our expectations and slightly above our guidance midpoint. Lighting, Display and Power Electronics increased by 39% quarter-over-quarter and represented 58% of Q1 sales. Vast majority of this business was derived from EPIK MOCVD reactors to support ongoing demand for blue LED applications. Demand for red, orange, and yellow LEDs drove incremental K475i product sales. And we also recorded our highest ever PSP sales to LED customers in the quarter.

Advanced Packaging, MEMS and RF decreased to 12% of revenue, reflecting lower sales for advanced packaging applications in the first quarter. We have already seen a pick-up in orders from a few OSATs, but the volume is still relatively small. We expect advanced packaging sales to improve in the coming quarters.

Finally, our Foundational Business has made up the remaining 30% of revenue. Sales for scientific and industrial applications declined sequentially from a strong Q4. Data storage sales were relatively flat quarter-over-quarter.

On a combined basis, revenue from our Foundational Businesses was $29 million and right around the midpoint of our historical average. On a geographic basis, China increased to 43% of revenue, EMEA was unchanged at 23%, while both the U.S and the rest of the world declined as a percent of revenue to 18% and 16%, respectively.

Moving down the income statement, I will be discussing our non-GAAP financial performance. You can find a detailed reconciliation between GAAP and non-GAAP results in the press release and on our website. As John shared earlier, we delivered solid top and bottom line results in the first quarter, with revenue and EPS coming in slightly above our guided midpoint.

We maintained strong expense discipline, which helped to offset the temporary gross margin pressure we faced during the quarter. Q1 gross margin was 37% impacted by duplicate costs associated with our manufacturing consolidation efforts and also a less favorable product mix.

In terms of consolidation efforts, we began renovating our New Jersey facility in the second half of 2016 to combine manufacturing operations for ion beam, optical, and other components. We have been incurring duplicate cost to maintain existing operations and resources until the new facility is fully functional. These costs impacted gross margin by 1 percentage point to 1.5 percentage points. We were expecting these efforts to be complete in Q1; however, the permit process and construction activities are taking longer than anticipated, and we are delayed by approximately three months. As a result, the impact on Q1 margin was greater than expected.

The remaining 1% to 1.5% impact to our Q1 gross margin was attributed to mix. We sold and shipped an old model MaxBright MOCVD system in Q1 from our inventory, winning business from a customer who was not yet prepared to transition to EPIK.

Turning to operating expenses. Q1 OpEx was below $31 million, down from $33 million last quarter and below our projected spend levels. Based on a diluted share count of 40 million shares, our non-GAAP EPS was $0.09, flat with the prior quarter. Our earnings were favorably impacted by lower OpEx and tax expenses, which offset the convertible notes driven interest expense of $0.05 per share for Q1. Adjusted EBITDA was $7.3 million, an increase of 18% sequentially and just below our guidance midpoint.

Now, moving to the balance sheet. We ended Q1 with $682 million in cash and short-term investments, an increase of $2 million from Q4, excluding the net proceeds from convertible notes of $336 million. Approximately $81 million of our cash is held offshore and may be subject to taxes in order to repatriate.

Long-term debt on the balance sheet was recorded at $268 million, representing the carrying value relating to the $345 million in convertible notes. We decreased inventory by $12 million as we continued to ship MOCVD systems, including the older model MaxBright system I described earlier. As a result, days of inventory improved to 107 days, down from 134 days. Finally, we generated positive cash flow from operations of $6 million.

Now, turning to guidance for Q2 for standalone Veeco. On our February call, we projected Q2 revenues would remain flat with Q1 and that we would continue to build backlog, supporting growth in the second half of the year. That has generally played out as expected. The positive momentum in our business has continued, and based on our current outlook, we expect to further build backlog in Q2. Revenues for Q2 are expected in the range of $85 million to $100 million. Non-GAAP gross margin is expected in the range of 38% to 40%, reflecting the temporary impact of approximately 1% due to manufacturing consolidation activity.

We continue to target full year 2017 gross margin of 40% or higher, again on a standalone basis for Veeco. Non-GAAP OpEx is expected between $31 million and $33 million. We expect GAAP loss per diluted share to be between minus $0.14 to positive $0.02. EPS on a non-GAAP basis is expected between minus $0.05 and positive $0.09 per diluted share, including an impact of approximately $0.06 with convertible notes interest expenses. Adjusted EBITDA is expected between $4 million and $10 million.

And with that, I’ll turn the call back to John for a business update.

John R. Peeler, Chairman & Chief Executive Officer, Veeco Instruments Inc.

Thank you. As Sam just highlighted, we’re continuing to see positive momentum in our business, which is largely attributed to a recovery in LED industry conditions. Demand for LCD panels has remained healthy, particularly for larger size TVs, which require more LEDs to backlight them. According IHS, the average TV panel size exceeded 40 inches for the first time ever in 2016, and the firm predicts another 7% increase in panel size this year.

For multiple quarters now, we’ve talked about the growing market for fine-pitch digital signage, also known as direct view displays. Each pixel in these displays is made up of an individual LED. As a result, the size of each LED determines the viewing distance required for the optimal image quality. For the past few years, the recommended viewing distance was something greater than 40 feet; however, with the advent of fine-pitch LEDs, that distance is now only about 8 feet.

As a result, the adoption of these signs has dramatically increased, and we’re seeing increased use in stadiums, lobbies, and retail stores. Against these positive market trends, customer utilization rates have inched higher in recent months, and we’ve seen an improvement in MOCVD demand. Since launching the EPIK 700 in late 2014, Veeco has been the clear winner of GaN MOCVD opportunities. EPIK’s success reflects the Veeco’s longstanding track record for delivering differentiated solutions that address the breadth of our customers’ needs. EPIK continues to perform well in production, and accordingly we’ve continued to win new business.

However, we haven’t been resting on our laurels. We’ve continued to execute our technology roadmap and plan to launch a new MOCVD system in the coming months. This product is based on the EPIK reactor technology, which has become the industry benchmark for delivering the highest productivity per fab footprint. We believe this new product combined with our deep technology expertise and broad production experience offer a competitive advantage for both Veeco and our customers.

We’re already seeing strong customer pull for the new system, which is expected to further enhance cost of ownership for our customers. We plan to share further details about this product in the coming months.

In PSP, our competitive advantage is based on our highly flexible product architecture and in-depth process knowledge. This combination has enabled us to maintain leadership for some of the most challenging web process applications, including metal lift-off for RF filter production.

We’re continuing to make gains by partnering with customers to develop cost-effective solutions for their more demanding applications. For example, a leading Chinese mobile provider recently selected PSP over a local competitor and ordered products for multiple applications tied to next-generation wireless networking.

We further strengthened our competitiveness by combining Veeco’s established operations team and broader service organization with PSP’s technical and advanced processing strengths. A European optical sensor manufacturer and longstanding PSP customer recently told us that support had improved substantially in their view, and then awarded us with a multi-tool order to support their critical production of optical sensors for mobile devices.

In addition, Veeco’s existing sales infrastructure has helped to extend our reach into new customers and new markets, notably in the area of advanced packaging where PSP solvent solutions have been qualified for production at four customers and are in development at four others with dry film resist strip and etch applications.

Looking ahead, we expect to further benefit through our combination with Ultratech. As leaders in advanced packaging lithography, we believe their strong industry exposure will enable us to accelerate our growth in this market.

As I said earlier, we’re excited about this transaction, which creates new growth opportunities for the combined company while diversifying our revenue stream. The feedback we’ve received has been overwhelmingly positive across all constituencies. Customers are very supportive of the deal, believing our enhanced scale will better equip us to provide the level of support that they have become accustomed to. Employees are excited by the opportunities and stability associated with being part of a larger organization, and shareholders recognize the accretion potential and opportunity to accelerate earnings.

Our integration planning efforts are well underway, with both teams working closely together to hit the ground running on day one. We’ve made tremendous progress in developing plans to integrate processes and systems, and I anticipate the transaction will proceed smoothly. We’ve also been impressed by the level of engagement and collaboration that both teams have exhibited. We’ve already made progress in identifying new opportunities to leverage our complementary technology, market, and geographic strengths. We’ve cleared all regulatory hurdles and expect the transaction to close in late May with Ultratech’s shareholder meeting scheduled for the 25th.

In closing, we expect 2017 to be a positive year for Veeco. We’re seeing a healthy business environment and expect sales and profitability to improve year-over-year, continuing to build backlog, and see a good sales pipeline, which supports an uptick in revenues in the second half. We expect our consolidation efforts and sustained expense management to drive operational leverage. We’re also positioning Veeco for longer term growth. We’re executing a winning MOCVD technology roadmap to maintain our competitive advantage and expect to launch a new system in the coming months. We’re leveraging PSP’s hardware flexibility and advanced process knowledge to expand into new customers and new markets, and we’re accelerating scale and growth through our Ultratech acquisition, which we believe will benefit our customers, employees, and shareholders.

With that, Sam and I will be happy to take your questions.

• QUESTION AND ANSWER SECTION

Operator:  Thank you. [Operator Instructions] And we’ll take our first question from Stephen Chin with UBS. Please, go ahead.

<Q — Steve Chin — UBS Securities LLC>: Okay. Thanks. Hi, John. Hi, Sam. Nice results. I had a question about the top line growth in the second half of the year. So, I was just wondering if you could share some color, John, on what you consider meaningful to be. I mean, the backlog looks like it will be over $220 million in the second quarter. So, is that kind of the ballpark number that we should consider modeling for the second half of the year?

<A — Sam Maheshwari — Veeco Instruments Inc.>: Stephen, this is Sam. Yes, we are looking at pretty strong growth for Q2 in terms of particularly driven by MOCVD shipments. At this point, we are not providing any quantitative guidance for the second half, but we definitely expect a pretty strong growth for the second half, and that’s as much as I can say at this time. Also, you correctly said that the backlog is pretty strong, and we expect to further build it. So, at the end of Q2, expect backlog to be higher or expect it to be higher than where we are today. So that should set us up pretty nicely for the second half in terms of results.

<Q — Steve Chin — UBS Securities LLC>: Okay. Thanks for sharing that, Sam. And then just a follow-up question on the Ultratech acquisition. Can you share any color now, Sam, about how to think about modeling that third quarter when Ultratech is fully included in your financials? It seems like your integration planning is going well. So, should we just consider adding the two income statements to come up with a third quarter number? Thanks.

<A — Sam Maheshwari — Veeco Instruments Inc.>: Sure. So, as of now, we are still two separate companies, so the color that we can provide at this time would be quite limited. But we are expecting that we would be incorporating full Q3 numbers for Ultratech and Veeco combined. There will be — in the initial period, there will be limited time for synergies to actually come through. So, at this time, whatever you are modeling for Ultratech and you model for Veeco, and probably it would make sense to combine them based on your judgment and assessment. And maybe very little synergies because it would just be the time that we have completed the acquisition.

Now, in terms of balance sheet and number of shares, we expect to issue about 7.2 million new shares of Veeco, so existing shares of Veeco plus new issued for Ultratech, we are looking at 47 million to 48 million shares combined. And on a debt perspective, we have as of now, pretty unproductive cash in the current quarter on our balance sheet until it is deployed to purchase Ultratech or fund the consideration for Ultratech.

So essentially, we are looking at a debt of around $345 million that you already know, expecting cash of — ending cash overall post deal consummation of around $300 million. So that’s the way to model balance sheet. I already talked about, give you an idea on synergies and overall P&Ls and taxes. Both the companies pay very low amount of taxes, so you could just combine that.

<Q — Steve Chin — UBS Securities LLC>: Okay. Thanks, Sam.

<A — John Peeler — Veeco Instruments Inc.>: Thanks, Stephen.

<A — Sam Maheshwari — Veeco Instruments Inc.>: Thanks, Stephen.

Operator:  Our next question comes from Edwin Mok from Needham & Company. Please, go ahead.

<Q — Edwin Mok — Needham & Co. LLC>: Great. Thanks for taking my question. So, just let me dive a little deeper into the first quarter booking. You mentioned that your recent booking was down a little bit maybe due to seasonal. Did you see any additional customer or new customer coming to place order or the mix change? And then, also, I note that you said your foundation booking was similar. I remember your foundational booking for a big order for EUV tool last quarter. So, did something come up to offset that?

<A — John Peeler — Veeco Instruments Inc.>: Well, look, overall, bookings were down moderately about $20 million from an extraordinarily strong Q4. We did have multiple orders for MOCVD, and we had an overall solid quarter there. There were some other things that were down. So, a number of the businesses were down a little bit, some was MOCVD, some was ADE, and a little was PSP. We’re expecting another solid order quarter in Q2.

<Q — Sam Maheshwari — Veeco Instruments Inc.>: Right. Yeah, the other thing I would like to add, Edwin, is that data storage bookings were slightly better as compared to the prior quarter. So, in terms of your question on the EUV tool, that kind of backfill that, and pretty much the bookings remain the same, but the...

<A — Edwin Mok — Needham & Co. LLC>: Actually, that’s helpful color. So, maybe a question on, call on the red LED side, or maybe tied to the new tool, just curious, I think on a — from hearing all you guys talk about you got some new orders from the red LED side, I think historically, you guys have much greater share on blue than red. Just curious, do you see that you are making progress on that end, and is this new tool going to be able to address both blue and red, or is it just mostly for GaN-based LEDs?

<A — John Peeler — Veeco Instruments Inc.>: So, you’re right. We are stronger on blue LEDs and GaN processes. We did launch the K475i last year. It is gaining momentum, and I believe we’re gaining market share. We do have lower market share in the red area, which is where that tool is focused. The new tool, which we mentioned is a GaN blue LED tool really to address the lighting market. So, we’re still building momentum with our new red tool.

<Q — Edwin Mok — Needham & Co. LLC>: Okay. That’s helpful. Thank you.

<A — John Peeler — Veeco Instruments Inc.>: Thanks, Edwin.

<A — Sam Maheshwari — Veeco Instruments Inc.>: Thanks, Edwin.

Operator:  And we’ll take our next question from Krish Sankar with Bank of America Merrill Lynch.

<Q — Krish Sankar — Bank of America Merrill Lynch>: Hi. Thanks for taking my question, and congrats on the good results, Sam and John. I had a couple of questions. Number one, China was 43% of revenues in Q1. How many customers are there in that? And I remember last time you guys mentioned about a win, I think it was with OSRAM, and those shipments are going to happen in the second half, so should we assume the geographic distribution in the second half revenues is going to be much more diverse? And then I had a follow-up.

<A — John Peeler — Veeco Instruments Inc.>: Yeah. So, Q1 bookings was more than one customer. It was multiple customers, and with two of substance, and I think you’re right that the second half will be more geographically diverse than the first half as we start to shift down some of the backlog that we continue to build.

<Q — Krish Sankar — Bank of America Merrill Lynch>: Got you. Got you. And then, John, I think in the last call you spoke about this year the industry units could be 180 units to 265 units for MOCVD. Is that still your view?

<A — John Peeler — Veeco Instruments Inc.>: Yes. But with the momentum we’ve seen and the orders and the overall environment, we’d say it’s probably towards the higher end of that range and closer to the 260.

<Q — Krish Sankar — Bank of America Merrill Lynch>: Yeah, but...

<A — Sam Maheshwari — Veeco Instruments Inc.>: Krish, we’ve already gotten a good order at the beginning of this quarter, and that kind of gives us more confidence that, like John just said, that the range is more on the upper end of the previously stated range. So, say maybe 220 units to 260 units range. We could narrow it towards the upper end as it goes on from the previously stated range.

<Q — Krish Sankar — Bank of America Merrill Lynch>: Got it. That’s pretty helpful. And then, if I can just squeeze in one last one. Advanced packaging, I think, Sam, you mentioned that those revenues should improve as in the future. Kind of curious, is there a way you can quantify the split of advanced packaging revenues between foundry versus OSAT, and is the growth going to come from the foundry customer or...?

<A — John Peeler — Veeco Instruments Inc.>: I don’t think we can give you a split, but I can tell you we’ve been winning deals in both areas. So, we have pretty broad coverage in advanced packaging. Last year, 2016, our advanced packaging sales grew by 40%. So, we see a lot of new hopeful opportunities that I think will give us some growth going forward.

<Q — Krish Sankar — Bank of America Merrill Lynch>: Very helpful. Thank you very much.

<A — Sam Maheshwari — Veeco Instruments Inc.>: Thanks, Krish.

Operator:  And Colin Rusch with Oppenheimer. Please, go ahead with your questions.

<Q — Colin Rusch — Oppenheimer & Co., Inc.>: Thanks so much. Guys, could you talk a little bit about the pace of tool retirement that you’re seeing with your customers? Is that becoming significant at this point? Are we expecting a replacement market to come anytime soon?

<A — John Peeler — Veeco Instruments Inc.>: It’s — I wouldn’t say it’s significant. We have seen some of the older tools being retired over the last year. I think, people — there was a time a couple of years ago when people would consider moving tools around from or buying used tools that were made in the 2008, 2009 timeframe. I think that most people recognized is a bad idea, so if they’re not being used, they tend to be kind of left dead.

I do believe that as we launch a new tool that it will have better economics than older tools, so it will put us one step closer to a more meaningful retirement cycle. I think you could think of tool lives as in a 8-year to 10-year type of thing, and that would give you an idea of when we might start to see a more meaningful replacement market.

<Q — Colin Rusch — Oppenheimer & Co., Inc.>: Okay. Perfect. And then we’ve seen an awful lot happening within the automotive sector in terms of drivetrain development, comms being integrated into those vehicles. Can you talk a little bit about where your development efforts are right now with some of the folks that are going to be making those devices that are working on the auto OEM development program?

<A — John Peeler — Veeco Instruments Inc.>: So, I think, we see the MEMS devices and sensors devices as a good growth market for us going forward. We continue to penetrate new customers. And I think there will also be some more growth on the RF side related to the automotive market. So, I think it’s going to give us some good opportunities around our PSP products going forward, and we expect to — we’ve seen growth there, and we expect continued growth. As Sam said earlier, the MEMS and advance packaging is where we’re seeing growth, while the RF takes a little pause for a while here.

<Q — Colin Rusch — Oppenheimer & Co., Inc.>: Okay. Thanks so much, guys.

<A — Sam Maheshwari — Veeco Instruments Inc.>: Thanks, Colin.

Operator:  [Operator Instructions] We’ll take our next question from Vishal Shah with Deutsche Bank. Please, go ahead.

<Q — Vish Shah — Deutsche Bank Securities, Inc.>: Yeah. Hi, thanks for taking my question. John, maybe you can talk about the competitive environment. One of your competitors recently commented that the Chinese MOCVD makers are gaining some traction in Asia. Can you just talk about what’s going on there and where pricing is? And also, as far as the replacing market is concern, I mean with the new tool to be announced, what’s the feedback from your customers around some of those the economics that — when it requires, when do they actually need to switch? Is it a 20%, 30% lower cost of ownership that would make them switch to a new tool? Thank you.

<A — John Peeler — Veeco Instruments Inc.>: So, since about 2015, the — our Chinese customers have been looking for a second source for MOCVD, for LED manufacturing after the Aixtron orders were canceled at San’an. So, we have seen more activity from Chinese competitors. We’ve heard rumors that they’ve received some orders. We haven’t seen any units in any kind of large-scale production there, so, but clearly the customers want two sources and are going to try to keep a competitive environment in place.

I think it’s a little too early for us to comment on the replacement market yet. I think it’s still a ways away, but what we have seen over the last period is kind of anything that was made before 2008 is really not viable. So, we have seen customers taking older units out of service and basically turning them off, but it’s going to take a little while longer before we get to the real mass deployment cycle of 2010 and 2011 replacement.

<Q — Vish Shah — Deutsche Bank Securities, Inc.>: Okay. That’s great. And one other follow-up question on the gross margin guidance. You’ve mentioned, your full-year guidance will be above 40%, is that including Ultratech, and — or is it excluding Ultratech?

<A — Sam Maheshwari — Veeco Instruments Inc.>: So, Vishal, this is Sam, that is excluding Ultratech. So, in this first half here, margins are below 40%, and if you include the actual results for Q1 and the guide for Q2, largely because driven by the manufacturing consolidation activities and the duplicate expenses, but if we are looking at 40% for the entire year that would mean we would see a gross margin pickup in the second half for the math to work out, so to say. And so, yeah, we are looking at a gross margin expansion along with our top line expansion from the second half and full year 40%, excluding Ultratech.

<Q — Vish Shah — Deutsche Bank Securities, Inc.>: Okay. Great. Thank you.

Operator:  Our next question comes from Patrick Ho with Stifel. Please go ahead.

<Q — Patrick Ho — Stifel, Nicolaus & Co., Inc.>: Thank you very much and nice work on the results. John, first off, in terms of the new product introduction you detailed on your prepared remarks, could this affect any of the timing of current orders as customers potentially wait for the new tool, or have you managed that with your customer base in terms of their near-term demand needs versus your timing of the introduction?

<A — John Peeler — Veeco Instruments Inc.>: We’ve been managing that with our customers. So, I think, we don’t expect a delay.

<Q — Patrick Ho — Stifel, Nicolaus & Co., Inc.>: Okay. Great.

<A — John Peeler — Veeco Instruments Inc.>: As Sam said, we’re already off to a solid start here in Q2. So, I think we’re in good shape there.

<Q — Patrick Ho — Stifel, Nicolaus & Co., Inc.>: And a question for Sam, in terms of the operating model, obviously, you highlighted some of the weakness in the gross margins near term because of the manufacturing consolidation. Yet, you’re up — OpEx came in much better than expected. How are you managing those levers in the near term? And as you get to a more normalized level once we get into the second half of the year, does OpEx go back to, I guess, more normal levels at that time?

<A — Sam Maheshwari — Veeco Instruments Inc.>: Yeah. So, we — if you remember, Patrick, we had around, say, $20 million plus cost reduction program almost about a year ago, and on the OpEx side, that cost reduction program is now complete, and those numbers you are seeing in our results. The only place where we still need to complete the execution is the manufacturing consolidation, and I hope to see that start showing up in results from Q3 onwards.

So, coming back to OpEx here. Right now, OpEx is a little bit lower just because the revenue is a little bit lower and the backlog has been building up here, so sales activities have been going on, but the tools have not yet shipped through. So, I think OpEx may go up in the second half as the top line goes up, but for the — on an annual basis, I’m still looking at OpEx as we had previously guided you around $130 million on a non-GAAP basis. So that comes to about $32.5 million on a quarterly basis, and then plus, minus some based on some things as they go move in or out. And so, in the last two quarters here and in the Q2 guide as well as Q1, we’re a little bit less than that, and I think it’s going to go back up to those levels on a go-forward basis.

<Q — Patrick Ho — Stifel, Nicolaus & Co., Inc.>: Great, thank you.

<A — Sam Maheshwari — Veeco Instruments Inc.>: Thank you, Patrick.

Operator:  And Paul Coster with JPMorgan. Please, go ahead with your question.

<Q — Paul Chung — JPMorgan Securities LLC>: Hi, this is Paul Chung on for Coster. Thanks for taking my question. Just on the second half MOCVD ramp, you mentioned units would come in in at the high end of possible industry metrics. How do you expect ASPs in that range, do you expect them to be relatively stable?

<A — Sam Maheshwari — Veeco Instruments Inc.>: Yeah. The order activity is happening as we speak, and then we turn around and actually go ahead and ship those tools out. So, from ASP perspective, we expect ASPs to remain stable or actually improve. So, ASPs are really driven from a booking activity, and then from booking to shipment, there is generally a six-month delay in our MOCVD business, just because of the long lead times. And the order that we had gotten from one of our European customers, we got that in December quarter, and that’s expected to ship in second half here.

So, from that perspective, from a P&L and from that perspective, I expect ASPs to remain stable or improve. And on the booking side, they’ve been quite stable, as well.

<Q — Paul Chung — JPMorgan Securities LLC>: Okay. And then on the shape of second half, how should we think about the ramp, is it going to be evenly distributed between the quarters?

<A — Sam Maheshwari — Veeco Instruments Inc.>: I think, Paul, we have to wait until we are around in July timeframes, when we give you guide on Q3, otherwise, it might be that — I might have to give you guide for Q3 and Q4 at this time, but it should improve through the year.

<Q — Paul Chung — JPMorgan Securities LLC>: Okay. And then longer term in fiscal year 2018, does some of that order in booking demand kind of spill over into 2018? How should we think about longer term MOCVD shipments? Thank you.

<A — John Peeler — Veeco Instruments Inc.>: Too early to tell on that one.

<A — Sam Maheshwari — Veeco Instruments Inc.>: Yeah. Too early to say, Paul.

<Q — Paul Chung — JPMorgan Securities LLC>: Okay, thanks.

<A — Sam Maheshwari — Veeco Instruments Inc.>: Thank you.

Operator:  [Operator Instructions] And it appears that there are no telephone questions at this time.

John R. Peeler, Chairman & Chief Executive Officer, Veeco Instruments Inc.

All right. Well, thank you for joining us tonight. And with that, we will wrap up the call. Thank you.

Shubham Maheshwari, Executive Vice President & Chief Financial Officer, Veeco Instruments Inc.

Thank you.

Operator:  And this concludes today’s call. Thank you for your participation. You may now disconnect.

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